Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

•	Revenue including wafer shipments from Wuhan Xinxin was $491.8 million in 4Q13, an increase of 1.2 % year over year, and down 7.9% quarter over quarter.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was $483.6 million in 4Q13, an increase of 10.6 % year over year, and down 4.0 % quarter over quarter.

•	Gross margin including wafer shipments from Wuhan Xinxin was 18.9% in 4Q13, compared to 19.9% in 4Q12 and 21.0% in 3Q13.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin was 19.2% in 4Q13, compared to 21.9% in 4Q12 and 22.1% in 3Q13.

Set out below is a copy of the full text of the press release by the Company on February 17, 2014, in relation to its unaudited results for the three months ended December 31, 2013.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –February 17, 2014. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2013.

First Quarter 2014 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to be down 5% to down 9% quarter over quarter [$440 million to $460 million]. This revenue guidance is given in relation to the revenue without wafer shipments from Wuhan Xinxin in 4Q13. There will not be any wafer shipments from Wuhan Xinxin from 1Q14 onwards.

•	Gross margin is expected to range from 16% to 19%.

•	Non-GAAP operating expenses excluding the effect of foreign exchange, employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters are expected to range from $88 million to $92 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “2013 was another record-breaking year for SMIC. Based on our unaudited financial statements for the full year of 2013, revenue in 2013 reached a record high, of $2.07B, an annual growth of 21.6% when compared to 2012. If we remove the Wuhan Xinxin revenue contribution, SMIC revenue growth rate was a robust 27%. Our net profit attributable to owners of the Company also reached a historical high of $173.2 million compared to $22.8 million in 2012, an increase of 6.6 times. Our monthly capacity at year-end grew 6.7% year over year, to 234 thousand wafers per month compared to the end of 2012.

I’m happy to announce that our 28nm High-K Metal Gate (HKMG) and PolySiON processes are both process frozen successfully, and are in Multi Project Wafer stage. We target modest revenue from 28nm process technology at the end of 2014 and more significant ramp up in 2015.

China continues to be a leading source of high growth for SMIC. In 2013, China revenue accounted for 40.4% of our revenues, with a noteworthy growth rate of 44.9% compared to 2012.

In the long-run, we have confidence in our strategy and capability to capture growth opportunities, especially those in the China IC market. And we continue to work with our new and existing customers to capture opportunities in 2014 and onward.”

Conference Call / Webcast Announcement

Date: February 18, 2014
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	400-620-8038	(Pass code: SMIC)
Hong Kong	852-2475-0994	(Pass code: SMIC)
Taiwan	886-2-2650-7825	(Pass code: SMIC)
United States, New York	1-845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://www.media-server.com/m/p/8n4tcoc7.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2014 Guidance” and the statements regarding future revenue from 28nm process technology in the end of 2014 and more significant ramp up in 2015, our confidence in our strategy and capability to capture growth opportunities, especially those in the China IC market and our expectation to capture opportunities in 2014 and onward, as well as the statements regarding future 2014 capital expenditures are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 15, 2013, as amended on December 19, 2013, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release measures of operating results that are adjusted to exclude wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (“Wuhan Xinxin”), which SMIC began gradually phasing out in 3Q13. This earnings release includes non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin. It also includes first quarter 2014 guidance for non-GAAP operating expenses, which is adjusted to exclude the effect of foreign exchange, employee bonus accrual, funding of R&D contracts from the government and gain from the disposal of living quarters. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Fourth Quarter 2013 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q13	3Q13	QoQ	4Q12	YoY
Revenue	491,797	534,256	-7.9%	485,894	1.2%
Cost of sales	(398,858)	(422,274)	-5.5%	(389,127)	2.5%

Gross profit	92,939	111,982	-17.0%	96,767	-4.0%
Operating expenses	(84,840)	(63,447)	33.7%	(45,079)	88.2%

Profit from operations	8,099	48,535	-83.3%	51,688	-84.3%
Other income (expense), net	7,756	(4,681)	—	(2,591)	—

Profit before tax	15,855	43,854	-63.8%	49,097	-67.7%
Income tax expenses	(170)	(914)	-81.4%	(2,665)	-93.6%

Profit for the period	15,685	42,940	-63.5%	46,432	-66.2%
Other comprehensive income:
Exchange differences on translating foreign operations	333	77	332.5%	(2)	—

Total comprehensive income for the period	16,018	43,017	-62.8%	46,430	-65.5%

Profit attributable to SMIC	14,681	42,491	-65.4%	46,570	-68.5%
Gross margin	18.9%	21.0%	—	19.9%	—
Earnings per ordinary share (basic and diluted)(1)	0.00	0.00	—	0.00	—
Earnings per ADS (basic and diluted)	0.02	0.07	—	0.07	—
Wafers shipped (in 8” equivalent wafers)	601,602	653,090	-7.9%	608,372	-1.1%
Capacity utilization(2)	87.4%	88.2%	—	90.5%	—

Note:

(1)	Based on weighted average ordinary shares of 32,102 million (basic) and 33,693 million (diluted) in 4Q13, 32,084 million (basic) and 32,355 million (diluted) in 3Q13, and 31,997 million (basic) and 32,044 million (diluted) in 4Q12.

(2)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue decreased to $491.8 million in 4Q13, down 7.9% QoQ from $534.3 million in 3Q13, mainly due to a decrease of wafer shipments in 4Q13.

•	Non-GAAP revenue excluding wafer shipments from Wuhan Xinxin was $483.6 million in 4Q13, compared to $503.7 million in 3Q13.

•	Cost of sales decreased to $398.9 million in 4Q13, down 5.5% QoQ from $422.3 million in 3Q13, mainly due to the same reason mentioned in the change of revenue.

•	Gross profit was $92.9 million in 4Q13, a decrease of 17.0 % QoQ from $112.0 million in 3Q13.

•	Gross margin was 18.9 % in 4Q13, down from 21.0% in 3Q13 primarily due to product mix change, lower utilization and a provision for customer claim in 4Q13.

•	Non-GAAP gross margin excluding wafer shipments from Wuhan Xinxin was 19.2% in 4Q13, down from 22.1% in 3Q13.

•	Operating expenses increased to $84.8 million in 4Q13, an increase of 33.7% QoQ from $63.4 million in 3Q13, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	4Q13	3Q13	4Q12
Computer	1.9%	1.8%	1.0%
Communications	39.8%	44.4%	47.4%
Consumer	48.3%	43.9%	42.6%
Others	10.0%	9.9%	9.0%
By Service Type	4Q13	3Q13	4Q12

Wafers	93.2%	93.8%	94.0%
Mask making, testing, others	6.8%	6.2%	6.0%
By Customer Type	4Q13	3Q13	4Q12

Fabless semiconductor companies	86.7%	87.7%	86.6%
Integrated device manufacturers (IDM)	6.0%	5.5%	9.3%
System companies and others	7.3%	6.8%	4.1%
By Geography	4Q13	3Q13	4Q12

North America	48.3%	46.0%	54.4%
China(1)	40.0%	42.1%	34.8%
Eurasia(2)	11.7%	11.9%	10.8%
Wafer Revenue Analysis

By Technology (logic, memory only)	4Q13	3Q13	4Q12

40/45 nm	16.3%	15.7%	2.6%
55/65 nm	21.1%	27.1%	35.3%
90 nm	3.5%	4.7%	8.0%
0.13 µm	12.2%	10.1%	10.2%
0.15/0.18 µm	41.5%	38.4%	39.9%
0.25/0.35 µm	5.4%	4.0%	4.0%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	4Q13	3Q13
Shanghai Mega Fab (8”)	90,000	90,000
Shanghai 12-inch Fab (12”)	27,000	24,750
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	36,000	36,000
Total monthly wafer fabrication capacity	234,000	231,750

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

•	Monthly capacity increased to 234,000 8-inch equivalent wafers in 4Q13 from 231,750 8-inch equivalent wafers in 3Q13, primarily due to the expansion of capacity in our Shanghai 12-inch fab.

Shipment and Utilization

8” equivalent wafers	4Q13	3Q13	QoQ	4Q12	YoY
Wafer shipments	601,602	653,090	-7.9%	608,372	-1.1%
Utilization rate(1)	87.4%	88.2%	—	90.5%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q13	3Q13	QoQ	4Q12	YoY
Cost of sales	398,858	422,274	-5.5%	389,127	2.5%
Depreciation	113,289	126,433	-10.4%	112,290	0.9%
Other manufacturing costs	284,327	294,374	-3.4%	276,367	2.9%
Share-based compensation	1,242	1,467	-15.3%	470	164.3%
Gross profit	92,939	111,982	-17.0%	96,767	-4.0%
Gross margin	18.9%	21.0%	—	19.9%	—

•	Cost of sales was $398.9 million in 4Q13, down 5.5 % QoQ from $422.3 million in 3Q13.

•	Depreciation within the cost of sales decreased to $113.3 million in 4Q13, compared to $126.4 million in 3Q13 mainly due to a decrease of wafer shipments in 4Q13.

•	Other manufacturing costs within the cost of sales decreased to $284.3 million in 4Q13, compared to $294.4 million in 3Q13.

•	Gross profit was $92.9 million in 4Q13, a decrease of 17.0 % QoQ from $112.0 million in 3Q13.

•	Gross margin was 18.9% in 4Q13, down from 21.0% in 3Q13 primarily due to product mix change, lower utilization and a provision for customer claim in 4Q13.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q13	3Q13	QoQ	4Q12	YoY
Operating expenses	84,840	63,447	33.7%	45,079	88.2%
Research and development	46,256	37,564	23.1%	26,676	73.4%
General and administrative	36,610	24,718	48.1%	29,437	24.4%
Selling and marketing	8,385	9,324	-10.1%	8,629	-2.8%
Other operating income	(6,411)	(8,159)	-21.4%	(19,663)	-67.4%

•	R&D expenses increased to $46.3 million in 4Q13, compared to $37.6 million in 3Q13. The increase was primarily due to an increase in R&D expenses associated with higher R&D activities from quarter to quarter and a decrease in funding of R&D contracts from the government in 4Q13 of $4.3 million compared to 3Q13.

•	General and administrative expenses increased to $36.6 million in 4Q13, up 48.1 % QoQ from $24.7 million in 3Q13, mainly due to 1) increased bad debt expense recognized in 4Q13 and 2) a bonus accrual relating to an increase in employee productivity in 4Q13.

•	Other operating income was $6.4 million in 4Q13, compared to $8.2 million in 3Q13. The change was mainly due to 1) a decrease of gain arising from the disposal of part of the Company-owned living quarters in Shanghai, and 2) gain arising from the deconsolidation of Brite Semiconductor Corporation and its subsidiaries due to loss of control.

Other Income (expense), Net

Amounts in US$ thousands	4Q13	3Q13	QoQ	4Q12	YoY
Other income (expense), net	7,756	(4,681)	—	(2,591)	—
Interest income	2,206	1,394	58.2%	1,276	72.9%
Finance costs	(5,789)	(8,673)	-33.3%	(10,449)	-44.6%
Foreign exchange gains or losses	6,228	2,404	159.1%	4,434	40.5%
Other gains or losses	4,607	(357)	—	2,044	125.4%
Share of profits of associates	504	551	-8.5%	104	384.6%

•	The change of other gains or losses was mainly due to 1) lower revenue from our schools as a result of summer vacation in 3Q13 and 2) a reversal of impairment loss from an available-for-sale investment which was recognized in 3Q13 due to subsequent recovery of the cost.

Depreciation and Amortization

Amounts in US$ thousands	4Q13	3Q13	QoQ	4Q12	YoY
Depreciation and amortization	138,721	136,725	1.5%	140,021	-0.9%

Liquidity

Amounts in US$ thousands	4Q13	3Q13
Cash and bank balances	462,483	473,507
Restricted cash	147,625	195,813
Other financial assets	240,311	2,574
Trade and other receivables	379,361	396,108
Prepaid operating expenses	43,945	48,383
Inventories	286,251	289,954
Assets classified as held-for-sale	3,265	210
Total current assets	1,563,241	1,406,549
Current tax liabilities	158	85
Other financial liabilities	—	10
Promissory notes	—	14,895
Accrued liabilities	127,593	105,497
Deferred government funding	26,349	17,833
Borrowings	390,547	548,385
Trade and other payables	393,890	402,827
Total current liabilities	938,537	1,089,532
Cash Ratio	0.5x	0.4x
Quick Ratio	1.4x	1.0x
Current Ratio	1.7x	1.3x

Capital Structure

Amounts in US$ thousands	4Q13	3Q13
Cash and bank balances	462,483	473,507
Restricted cash	147,625	195,813
Current portion of promissory notes	—	14,895
Short-term borrowings	390,547	548,385
Long-term borrowings	600,975	553,435
Convertible bonds	180,563	—
Total debt	1,172,085	1,101,820
Equity	2,593,182	2,559,381
Total debt to equity ratio(1)	45.2%	43.1%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings and convertible bonds..

Other financial assets increased to $240.3 million in 4Q13 from $2.6 million in 3Q13, primarily because the Company issued US$200.0 million zero coupon convertible bonds in 4Q13 and temporarily invested them in short-term investments carried at fair value through profit or loss.

Cash Flow

Amounts in US$ thousands	4Q13	3Q13
Net cash from operating activities	205,437	269,581
Net cash used in investing activities	(269,147)	(213,133)
Net cash from financing activities	52,749	154,045
Effect of exchange rate changes	(63)	59
Net change in cash	(11,024)	210,552

Capex Summary

■ Capital expenditures for 4Q13 were $114.3 million.
■ Capital expenditures for foundry operations in 2013 were
$651 million. Capital expenditures for non-foundry operations were $119 million, which were mainly for the construction of living quarters for employees as part of the Company’s employee retention program.

■ The planned 2014 capital expenditure for our foundry
operation is approximately $880 million of which around $570 million is for our new Beijing project, which is 55% funded by SMIC and 45% funded by the other shareholders of the project.

■ In addition, we have budgeted 2014 capital expenditures for non-foundry operations of approximately $110 million mainly for the construction of living quarters.

Recent Highlights and Announcements

• ARM and SMIC Broaden IP Partnership with 28nm Process for Mobile and Consumer Applications (2014-02-09)
• Circulars — Notification Letter and Request Form to Non-registered Shareholders (2014-01-28)
• Circulars — Notification Letter to Registered Shareholders (2014-01-28)
• Notice of Extraordinary General Meeting (2014-01-28)
• Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 17 February 2014 (2014-01-28)
• Circulars — Non-exempt Connected Transactions (1) Pre-emptive Subscription of Bonds by Datang and Country Hill (2) Proposed Further Special Mandates to Issue Conversion Shares on Conversion of the Pre-emptive Bonds (3) Notice of Extraordinary General Meeting (2014-01-28)

• Notification of Board Meeting (2014-01-27)
• SMIC Unveils 28nm Readiness and MPW Milestone (2014-01-26)
• Dual-interface Financial IC Card Chip Based on SMIC’s eEEPROM Platform Gains CC EAL4+ Certification (2014-01-22)
• “SMIC Liver Transplant Program for Children” Helps 18 Kids (2014-01-13)
• Delay in Despatch of Circular (2014-01-13)
• eMemory and SMIC Expand Partnership in eNVM Technical Development (2013-12-30)
• (1) Non-exempt Connected Transactions and (2) Pre-emptive Subscription of Bonds by Datang and Country Hill (2013-12-18)
• (1) Non-exempt Connected Transactions (2) Exercise of Pre-emptive Rights by Datang and Country Hill (2013-11-08)
• Completion of the Issue of US$200,000,000 Zero Coupon Convertible Bonds Due 2018 (2013-11-07)
• Grant of Options (2013-11-04)
• (1) Proposed Issue of US$200 Million Zero Coupon Convertible Bonds Due 2018 (2) Pre-emptive Right of Datang and (3) Pre-emptive Right of Country Hill (2013-10-25)
• Potential Non-exempt Connected Transactions; Potential Exercise of Pre-emptive Rights by Datang and Country Hill (2013-10-24)
• SMIC Reports Unaudited Results for the Three Months Ended September 30, 2013 (2013-10-22)
• List of Directors and Their Roles and Functions (2013-10-22)
• Appointment of Alternate Director (2013-10-22)
• SMIC Announces Formation of Center for Vision, Sensors and 3DIC (2013-10-21)
• SMIC Offers Differentiated 0.13um Low-Leakage Embedded Flash Manufacturing Process (2013-10-15)
• Notification of Board Meeting (2013-10-08)
• Bank Card IC Products Adopting SMIC eEEPROM Platform Certified by China Union Pay (2013-10-08)
• SMIC IP R&D Center Applies EDA Solution of Beijing Empyrean (2013-10-04)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	December 31, 2013	September 30, 2013
	(Unaudited)	(Unaudited)
Revenue	491,797	534,256
Cost of sales	(398,858)	(422,274)

Gross profit	92,939	111,982
Research and development expenses	(46,256)	(37,564)
General and administration expenses	(36,610)	(24,718)
Sales and marketing expenses	(8,385)	(9,324)
Other operating income	6,411	8,159
Profit from operation	8,099	48,535
Other income (expense), net	7,756	(4,681)
Profit before tax	15,855	43,854
Income tax expense	(170)	(914)

Profit for the period	15,685	42,940

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	333	77

Total comprehensive income for the period	16,018	43,017

Profit for the period attributable to:
Owners of the Company	14,681	42,491
Non-controlling interests	1,004	449

	15,685	42,940

Total comprehensive income for the period attributable to:
Owners of the Company	15,014	42,568
Non-controlling interests	1,004	449

	16,018	43,017

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	0.02	0.07
Shares used in calculating basic earnings per share	32,102,304,565	32,083,651,959
Shares used in calculating diluted earnings per share	33,692,855,386	32,354,552,218

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures(1)
Non-GAAP revenue	483,597	503,669
Non-GAAP cost of sales	(390,879)	(392,407)
Non-GAAP gross margin	19.2%	22.1%

Note:

(1)	SMIC defines non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin, which are non-GAAP financial measures, as revenue, cost of sales and gross margin, in each case excluding wafer shipments from Wuhan Xinxin. SMIC reviews non-GAAP financial measures together with revenue, cost of sales and gross margin to understand, manage and evaluate its business and make financial and operational decisions. The Company also believes it is useful supplemental information for investors and analysts to assess its operating performance without the effect of wafer shipments from Wuhan Xinxin, which were not output through its production capacity. SMIC announced in March 2013 that it had ceased to manage and operate the 300mm wafer fab in Wuhan owned by Wuhan Xinxin, and began gradually phasing out wafer shipments from Wuhan Xinxin in 3Q13. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to revenue, cost of sales and gross margin prepared in accordance with IFRS.

The following table sets forth the reconciliation of each of non-GAAP revenue, non-GAAP cost of sales and non-GAAP gross margin to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2013	September 30, 2013	December 31, 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	491,797	534,256	485,894
Revenue from Wuhan Xinxin	(8,200)	(30,587)	(48,510)

Non-GAAP revenue	483,597	503,669	437,384

Cost of sales	(398,858)	(422,274)	(389,127)
Cost of sales of Wuhan Xinxin	7,979	29,867	47,370

Non-GAAP cost of sales	(390,879)	(392,407)	(341,757)

Gross margin	18.9%	21.0%	19.9%

Non-GAAP gross margin	19.2%	22.1%	21.9%

As of
	December 31, 2013	September 30, 2013
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,528,834	2,558,563
Prepaid land use right	136,725	123,974
Intangible assets	215,265	227,380
Investments in associates	29,200	23,758
Deferred tax assets	43,890	43,889
Other assets	6,237	36,969

Total non-current assets	2,960,151	3,014,533

Current assets
Inventories	286,251	289,954
Prepaid operating expenses	43,945	48,383
Trade and other receivables	379,361	396,108
Other financial assets	240,311	2,574
Restricted cash	147,625	195,813
Cash and bank balances	462,483	473,507

	1,559,976	1,406,339
Assets classified as held-for-sale	3,265	210

Total current assets	1,563,241	1,406,549

TOTAL ASSETS	4,523,392	4,421,082

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101 and 32,088,989,727 shares issued and outstanding at December 31, 2013 and September 30, 2013, respectively	12,845	12,836
Share premium	4,089,846	4,088,854
Reserves	74,940	56,993
Accumulated deficit	(1,693,859)	(1,708,540)

Equity attributable to owners of the Company	2,483,772	2,450,143
Non-controlling interests	109,410	109,238

Total equity	2,593,182	2,559,381

Non-current liabilities
Borrowings	600,975	553,435
Convertible bonds	180,563	—
Deferred tax liabilities	167	207
Deferred government funding	209,968	213,098
Long-term financial liabilities	-	5,429
Total non-current liabilities	991,673	772,169

Current liabilities
Trade and other payables	393,890	402,827
Borrowings	390,547	548,385
Deferred government funding	26,349	17,833
Accrued liabilities	127,593	105,497
Promissory notes	-	14,895
Other financial liabilities	-	10
Current tax liabilities	158	85
Total current liabilities	938,537	1,089,532

Total liabilities	1,930,210	1,861,701

TOTAL EQUITY AND LIABILITIES	4,523,392	4,421,082

	For the three months ended
	December 31, 2013	September 30, 2013
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	15,685	42,940
Depreciation and amortization	138,721	136,725
Share of profits of associates	(504)	(551)
Changes in working capital and others	51,535	90,467

Net cash from operating activities	205,437	269,581

Cash flow from investing activities:
Payments for property, plant and equipment	(83,459)	(255,561)
Payments for intangible assets	(6,517)	(9,414)
Payments for land use right	(14,641)	—
Proceeds from disposal of property, plant and equipment and intangible assets	46,822	15,140
Changes in restricted cash relating to investing activities	30,961	7,305
Payments to acquire financial assets	(248,498)	(5,225)
Proceeds on sale of financial assets	13,546	5,518
Proceeds from disposal of subsidiaries	—	29,104
Changes in cash relating to deconsolidation of subsidiaries due to loss of control	(6,799)	—
Others	(562)	—
Net cash used in investing activities	(269,147)	(213,133)

Cash flow from financing activities:
Proceeds from borrowings	108,343	434,170
Repayment of borrowings	(236,959)	(388,671)
Proceeds from convertible bonds	195,800	—
Repayment of promissory notes	(15,000)	—
Proceeds from exercise of employee stock options	565	546
Proceeds from non-controlling interests	—	108,000
Net cash from financing activities	52,749	154,045

Effects of exchange rate changes on the balance of cash held in foreign currencies	(63)	59

Net (decrease) increase in cash and bank balances	(11,024)	210,552
Cash and bank balances, beginning of period	473,507	262,955
Cash and bank balances, end of period	462,483	473,507

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 17, 2014

• For identification only